FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 18, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2016

August 18, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended June 30, 2016.

Key Financial Highlights of Q2 2016

•                  Consolidated group revenue increased by 5.3% y-o-y to RUB 108.1 bln

•                  Total revenue in Russia rose by 3.3% y-o-y to RUB 97.4 bln

•                  Mobile service revenue in Russia increased by 0.1% y-o-y to RUB 72.8 bln

•                  Sales of goods in Russia increased by 38.7% y-o-y to RUB 10.6 bln

•                  Active subscriber base increased by 3.5% for the Group to 109.0 mln

•                  MTS’s proprietary retail network in Russia increased to 5,838 stores

•                  Revenue in Ukraine increased by 13.5% y-o-y to UAH 2.7 bln

•                  YTD Free Cash Flow reached nearly RUB 24.0 bln

•                  Total Group debt fell to RUB 274.5(1) bln as Net Debt/LTM Adjusted OIBDA remained stable at 1.1x

Key Corporate and Industry Highlights

•                  Paid out in dividends RUB 28.0 bln or RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR) based on FY2015 results

•                  The Board of Directors recommended that the Extraordinary General Meeting of shareholders approve semi-annual dividends of RUB 11.99 per ordinary MTS share (RUB 23.98 per ADR), or a total of RUB 24.0 bln, based on H1 2016 financial results

•                  MTS through its subsidiary, Dega Retail Holding Limited, repurchased USD 267 mln of Loan Participation Notes due in 2020 (issued in 2010 in the amount of USD 750,000,000 at 8.625%) through a tender offer

•                  Sold 50.01% stake in the telecommunications operator Universal Mobile Systems (UMS) to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “For the period, we are pleased to report strong topline growth of 5.3% as total Group revenue increased to RUB 108.1 bln. Factors that have allowed us to build on our successful 3D strategy and set the pace for the market include: strong retail sales; stable

(1)  Net of financial leasing and unamortized debt issuance cost adjustment, as of June 30, 2016 service revenue despite on-going weaker usage in certain mobile market segments; growth in B2C home Internet and pay-tv markets; and growth in Ukraine through the steady adoption of 3G data services.

Macroeconomic factors and competitive issues continue to impact our performance in many ways, in particular voice and messaging usage in roaming, but in sum, our group revenue performance currently out-paces the market.”

Mr. Dubovskov continued, “OIBDA performance was slightly weaker in Q2 than anticipated as we witnessed a 4.3% decline in OIBDA for an OIBDA margin of nearly 38%. Our guidance for the year was predicated on changes in the retail environment, but we continue to see strong competitor activity in this space. Retail competition impacts both the gross margin and OIBDA directly, but it also has a sustained impact on effective pricing. These factors, combined with the continued macroeconomic volatility throughout our markets, dampened our performance for the period.”

Mr. Vasyl Latsanych, Vice President, Strategy and Marketing, commented, “Total revenue in Russia increased by 3.3% to RUB 97.4 bln. Our mobile business revenue grew slightly during the period as we see a continuation of trends that had previously defined our growth: stronger data usage due to both the growth of customer usage and migration to data plans, as smartphone penetration reached over 51%; 3.2% growth in subscribers as we focus more on sales through our proprietary retail channels; and higher handset sales as we continue to implement our retail strategy of upgrading existing feature phone users, as well as attracting new active voice and data users.”

Mr. Latsanych continued, “In our fixed-line business, revenue decreased by 2.8% to RUB 15.3 bln. We see continuous growth from our B2C broadband and pay-TV markets, as market shares in Moscow in both home internet and pay-tv rose. However, overall B2B and B2G spending has fallen due to macroeconomic factors, which reduces overall voice calling. In Ukraine, revenue for the period increased by 13.5% to UAH 2.7 bln. Key drivers include an increase of subscribers and data consumption, which is rising as we have rolled out 3G to all major population centers throughout Ukraine.  Among our foreign subsidiaries, revenue in Armenia declined 18.6% year-over-year, while in Turkmenistan, we saw a 7.5% decline. Both markets remain exposed to macroeconomic trends, which continue to weaken voice and data usage.”

Alexey Kornya, Vice President, Finance, Investments and M&A, added, “We witnessed a decline in year-over-year group OIBDA of 4.3% to RUB 40.9 bln. While the decline we have seen in the contribution from our foreign subsidiaries has stabilized, Russia witnessed OIBDA decline due to factors we have long identified as having a negative impact on our OIBDA, including higher retail expenses and also roaming costs in light of higher currency volatility. Overall, for the first half of 2016, we are only down 2.2% on OIBDA, which is close to our previous guidance of minus 2%.”

Mr. Kornya continued, “Group net profit for the period decreased year-over-year to RUB 9.1 bln. Primary this decline was attributable to a number of factors, including OIBDA trends; the accelerated realization of RUB 3.1 bln in interest expense due to our repurchase of USD 267 mln of our 2020 Eurobond notes; and a smaller non-cash FOREX gain compared to Q2 2015 of RUB 1.0 bln for the period, due to relative ruble weakness vis-à-vis our non-ruble denominated debt.”

“Free cash flow to date amounted to 24.0 billion rubles, an increase of 22% year-over-year for the period. CAPEX equaled nearly RUB 40.0 bln, lower than in H1 2015, but in line with our guidance of RUB 85 bln for the year. Spending is lower in each of our markets as we focus on incremental investments in our more developed data markets and have completed our launch of our core 3G network in Ukraine.

“Recently, we paid out dividends of RUB 28.0 bln or RUB 14.01 per share. The Board of Directors also recommended that an Extraordinary General Meeting of Shareholders approve a semi-annual dividend payment of close to RUB 24.0 bln or RUB 11.99 per share, which would satisfy our commitment to deliver RUB 25 — 26 per share in dividends over the course of calendar year 2016.

“By the end of the period, total debt stood at RUB 274.5 bln(2), which is trending lower due to our on-going debt repayments as well as financial policies. Our net debt/LTM Adjusted OIBDA remained stable at a manageable 1.1x, a comfortable level for the Company and very low in relation to our peers. Virtually our entire non-ruble debt position is currently covered by a combination of hedges, short-term deposits and stable long-term investments, all of which are denominated in US dollar or Euro. Adding to this, we repurchased USD 267 mln of our 2020 Eurobonds in Q2 to take advantage of a strong market and our favorable liquidity position to provide hedges against currency volatility and balance sheet flexibility. We remain focused on sustaining a strong balance sheet and identifying further ways to optimize our debt portfolio.”

2016 Outlook

In accordance with IFRS 5 disclosure requirements, from Q3 2016 the Group shall present financial results in a manner that enables users of the financial statements to evaluate the effects of discontinued operations. Results of discontinued operations shall be excluded from the results of continuing operations and presented separately as a single amount in the statement of comprehensive income.

Group Revenue: For 2016, MTS amends its Group revenue outlook to 2-3% growth, due to disposal of UMS LLC and expected full deconsolidation of UMS’s financial results in Q3 2016 and other factors:

•                  Subscriber growth in Russia;

•                  Rising data usage and sustained data adoption in Russia and Ukraine;

•                  Increased sales of handsets in Russia; and

•                  Rising share in Moscow B2C broadband/pay-TV markets.

Group OIBDA: MTS is compelled to revise its outlook on adjusted Group OIBDA growth to -4% due primarily to the sale of UMS LLC as well as other factors:

•                  Sustained competitive pressures in the Russian distribution market and the Company’s strategic efforts to sustain market share;

•                  The build-out of 3G in Ukraine and non-market factors impacting our profitability;

•                  Developments in foreign subsidiaries; and

•                  Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX: MTS affirms its Group CAPEX guidance of RUB 85 bln

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

Conference Call

The conference call will start today at:

18:00 hrs (Moscow time)

(2)  Net of financial leasing and unamortized debt issuance cost adjustment, as of June 30, 2016

16:00 hrs (London time)

11:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 9935476

From Russia + 7 495 545 0588

From the UK: + 44(0)20 3427 1906

From the US: + 1 646 254 3361

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565 PIN 9935476

From the UK: +44(0)20 3427 0598 PIN 9935476

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2016. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	108,136	102,691	5.3%	108,090	stable
OIBDA	40,885	42,722	-4.3%	41,279	-1.0%
- margin	37.8%	41.6%	-3.8%	38.2%	-0.4%
Operating profit	20,053	22,501	-10.9%	21,031	-4.6%
- margin	18.5%	21.9%	-3.4%	19.5%	-1.0%
Net profit	9,056	17,074	-47.0%	14,507	-37.6%
- margin	8.4%	16.6%	-8.2%	13.4%	-5.0%

Russia Highlights

RUB mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues(3)	97,435	94,336	3.3%	96,302	1.2%
- mobile	72,786	72,749	0.1%	71,132	2.3%
- fixed	15,263	15,706	-2.8%	15,369	-0.7%
- integrated services	1,258	—	n/a	2,492	-49.5%
- sales of goods	10,552	7,607	38.7%	10,700	-1.4%
OIBDA	39,706	41,245	-3.7%	38,583	2.9%
- margin	40.8%	43.7%	-2.9%	40.1%	0.7%
Net profit	10,788	18,746	-42.5%	15,000	-28.1%
- margin	11.1%	19.9%	-8.8%	15.6%	-4.5%

Ukraine Highlights

UAH mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	2,745	2,419	13.5%	2,761	-0.6%
OIBDA	827	942	-12.2%	803	3.0%
- margin	30.1%	38.9%	-8.8%	29.1%	1.0%
Net profit	222	214	3.7%	275	-19.3%
- margin	8.1%	8,8%	-0.7%	10.0%	-1.9%

(3) Revenue, net of intercompany between mobile, fixed and integrated services

Armenia Highlights

AMD mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	15,040	18,479	-18.6%	14,151	6.3%
OIBDA	5,944	8,491	-30.0%	5,618	5.8%
- margin	39.5%	45.9%	-6.4%	39.7%	-0.2%
Net profit/(loss)	(1,991)	4,078	n/a	239	n/a
- margin	n/a	22.1%	n/a	1.7%	n/a

Turkmenistan Highlights

TMT mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	66	71	-7.5%	67	-1.7%
OIBDA	22	27	-17.2%	24	-7.5%
- margin	33.4%	37.4%	-4.0%	35.5%	-2.1%
Net profit	10	13	-29.1%	11	-15.8%
- margin	14.4%	18.8%	-4.4%	16.8%	-2.4%

Uzbekistan Highlights

UZS mln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	92,372	37,398	147.0%	85,241	8.4%
OIBDA	9,770	(22,235)	n/a	5,731	70,5%
- margin	10.6%	n/a	n/a	6.7%	3.9%
Net loss	(10,771)	(28,123)	n/a	(12,507)	n/a
- margin	n/a	n/a	n/a	n/a	n/a

Belarus Highlights

BYR bln	Q2’16	Q2’15	y-o-y	Q1’16	q-o-q
Revenues	1,619	1,302	24.3%	1,489	8.7%
OIBDA	757	673	12.4%	681	11.1%
- margin	46.8%	51.7%	-4.9%	45.7%	1.1%
Net profit	466	368	26.6%	397	17.2%
- margin	28.8%	28.2%	0.6%	26.7%	2.1%

CAPEX Highlights

RUB mln	FY 2015	6M 2016
Russia(4)	79,619	35,306
- as % of rev	20.4%	18.2%
Ukraine(5)	12,427	3,155
- as % of rev	44.1%	20.8%
Armenia	1,371	281
- as % of rev	15.2%	6.6%
Turkmenistan	500	63
- as % of rev	9.8%	2.3%
Uzbekistan	2,195	867
- as % of rev	47.6%	20.1%
Group	96,111	39,671
- as % of rev	22.3%	18.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(4) Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016

(5) Excluding purchase of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015

Attachments to the Second Quarter 2016
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating profit	22,501	27,319	18,876	21,031	20,053
Add: Loss from impairment of goodwill in Armenia	—	—	3,516	—	—
Adjusted operating profit	22,501	27,319	22,392	21,031	20,053
Add: D&A	20,221	20,700	21,103	20,248	20,832
Adjusted OIBDA	42,722	48,019	43,495	41,279	40,885

Russia (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating profit	23,728	27,275	23,481	21,599	21,954
Add: D&A	17,517	17,252	17,634	16,984	17,752
OIBDA	41,245	44,527	41,115	38,583	39,706

Ukraine (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating profit	1,190	1,675	1,158	795	627
Add: D&A	1,107	1,358	1,390	1,557	1,530
OIBDA	2,297	3,032	2,548	2,351	2,157

Armenia (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating profit/ (loss)	412	680	(3,122)	120	136
Add: Loss from impairment of goodwill in Armenia	—	—	3,516	—	—
Adjusted operating profit	412	680	394	120	136
Add: D&A	525	626	656	737	681
Adjusted OIBDA	937	1,306	1,050	857	817

Turkmenistan (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating profit	237	326	330	278	209
Add: D&A	165	203	209	232	207
OIBDA	402	529	538	510	416

Uzbekistan (RUB mln)	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating loss	(1,373)	(1,404)	(1,163)	(607)	(447)
Add: D&A	917	1,275	1,228	760	667
OIBDA	(455)	(128)	65	154	220

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	21.9%	23.7%	16.7%	19.5%	18.5%
Add: Loss from impairment of goodwill in Armenia	—	—	3.1%	—	—
Adjusted operating margin	21.9%	23.7%	19.8%	19.5%	18.5%
Add: D&A	19.7%	18.0%	18.6%	18.7%	19.3%
Adjusted OIBDA margin	41.6%	41.7%	38.4%	38.2%	37.8%

Russia	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	25.2%	26.2%	22.9%	22.4%	22.5%
Add: D&A	18.6%	16.6%	17.2%	17.6%	18.2%
OIBDA margin	43.7%	42.8%	40.1%	40.1%	40.8%

Ukraine	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	20.2%	22.5%	16.7%	9.9%	8.8%
Add: D&A	18.8%	18.2%	20.0%	19.5%	21.4%
OIBDA margin	38.9%	40.7%	36.7%	29.4%	30.1%

Armenia	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	20.1%	26.9%	n/a	5.6%	6.6%
Add: Loss from impairment of goodwill in Armenia	—	—	155.0%	—	—
Adjusted operating margin	20.1%	26.9%	17.4%	5.6%	6.6%
Add: D&A	25.7%	24.8%	28.9%	34.2%	32.9%
Adjusted OIBDA margin	45.8%	51.7%	46.3%	39.7%	39.5%

Turkmenistan	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	22.0%	24.3%	23.4%	19.4%	16.8%
Add: D&A	15.4%	15.1%	14.8%	16.2%	16.6%
OIBDA margin	37.4%	39.4%	38.1%	35.6%	33.4%

Uzbekistan	Q2’15	Q3’15	Q4’15	Q1’16	Q2’16
Operating margin	—	—	n/a	n/a	n/a
Add: D&A	—	—	61.1%	34.1%	31.9%
OIBDA margin	—	—	3.2%	6.9%	10.5%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Mar 31, 2016	As of June 30, 2016
Current portion of LT debt and of finance lease obligations	46,273	49,586
LT debt	259,968	225,569
Finance lease obligations	10,650	10,297
Total debt	316,891	285,452
Less:
Cash and cash equivalents	44,389	24,956
ST investments	30,961	27,978
LT deposits	28,886	30,409
Effects of hedging of non-ruble denominated debt	14,636	12,369
Net debt	198,019	189,740

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For the six months ended June 30, 2015	For the six months ended June 30, 2016
Net cash provided by operating activities	72,016	63,674
Less:
Purchases of property, plant and equipment	(40,921)	(25,545)
Purchases of intangible assets(6)	(12,720)	(14,126)
Proceeds from sale of property, plant and equipment	1,326	1,300
Investments in associates	—	(1,326)
Free cash flow	19,701	23,977

(6) Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016 and purchase of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015

LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Six months ended Dec 31, 2015	Six months ended June 30, 2016	Twelve months ended June 30, 2016
	A	B	C = A + B
Net operating profit	46,195	41,084	87,279
Add: Impairment of goodwill in Armenia	3,516	—	3,516
Add: D&A	41,803	41,080	82,883
LTM ADJUSTED OIBDA	91,514	82,164	173,678

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of June 30,2016 AND As of December 31,2015

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2016	2015
NON-CURRENT ASSETS:
Property, plant and equipment	288 402	302 662
Investment property	359	364
Intangible assets	110 609	109 064
Investments in associates	8 545	9 299
Deferred tax assets	8 816	9 287
Other non-financial assets	682	480
Other investments	34 386	34 667
Accounts receivable (related parties)	3 513	3 335
Other financial assets	17 773	25 203
Total non-current assets	473 085	494 361

CURRENT ASSETS:
Inventories	12 813	14 510
Trade and other receivables	37 252	34 542
Accounts receivable (related parties)	2 447	6 326
Short-term investments	27 978	49 840
VAT receivable	7 041	9 815
Income tax assets	3 655	5 190
Assets held for sale	461	549
Advances paid and prepaid expenses, other current assets	5 665	4 781
Cash and cash equivalents	24 956	33 464
Total current assets	122 268	159 017

Total assets	595 353	653 378

EQUITY:
Equity attributable to equity holders	145 216	160 115
Non-controlling interests	6 218	8 256
Total equity	151 434	168 371

NON-CURRENT LIABILITIES:
Borrowings	234 634	292 168
Deferred tax liabilities	29 094	27 346
Provisions	2 221	2 565
Other financial liabilities	554	676
Other non-financial liabilities	4 182	4 342
Total non-current liabilities	270 685	327 097

CURRENT LIABILITIES:
Borrowings	49 009	53 701
Provisions	5 691	7 863
Trade and other payables	82 981	57 756
Accounts payable (related parties)	1 702	1 809
Income tax liabilities	1 045	831
Other financial liabilities	7 991	9 778
Other non-financial liabilities	24 815	26 172
Total current liabilities	173 234	157 910

Total equity and liabilities	595 353	653 378

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED June 30, 2016 AND 2015

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Net operating revenue
Service revenue	195 007	188 831	97 680	95 021
Sales of goods	21 219	14 042	10 456	7 669
	216 226	202 873	108 136	102 690
Operating expenses
Cost of services	(68 374)	(63 400)	(33 776)	(31 028)
Cost of goods	(20 053)	(11 729)	(10 307)	(7 043)
Selling, general and administrative expenses	(47 579)	(44 745)	(23 912)	(22 449)
Depreciation and amortization expense	(41 080)	(40 669)	(20 832)	(20 221)
Other operating income/(expenses)	482	(611)	(17)	(94)
Operating share of the profit of associates	1 462	1 643	761	646
Provision for cash balances deposited in distressed Ukrainian banks	—	(1 698)	—	—

Operating profit	41 084	41 664	20 053	22 501

Currency exchange gain	3 270	107	997	3 616

Other (expenses)/income:
Finance income	3 005	4 763	1 309	2 437
Finance costs	(16 057)	(12 609)	(9 323)	(6 561)
Other expenses	(1 294)	(599)	(608)	(594)
Total other expenses, net	(14 346)	(8 445)	(8 622)	(4 718)

Profit before tax	30 008	33 326	12 428	21 399

Income tax expense	(6 720)	(6 649)	(3 457)	(4 711)

Profit for the period	23 288	26 677	8 971	16 688

Loss for the period attributable to non-controlling interests	275	1 284	85	386

Profit for the period attributable to owners of the Company	23 563	27 961	9 056	17 074

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(9 603)	(12 042)	(1 429)	(3 085)
Net fair value loss on financial instruments	(1 736)	(3 402)	(131)	(811)
Other comprehensive loss	(11 339)	(15 444)	(1 560)	(3 896)
Total comprehensive income for the period	11 949	11 233	7 411	12 792
Less comprehensive loss for the period attributable to the non-controlling interests	921	1 604	233	860

Comprehensive income for the period attributable to owners of the Company	12 870	12 837	7 644	13 652

Weighted average number of common shares outstanding, in thousands - basic	1 989 067	1 988 730	1 989 424	1 988 730
Earnings per share attributable to the Group - basic:	11,85	14,06	4,55	8,59
Weighted average number of common shares outstanding, in thousands - diluted	1 989 510	1 989 951	1 990 174	1 989 951
Earnings per share attributable to the Group - diluted:	11,84	14,05	4,55	8,58

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED June 30, 2016 AND 2015

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015

Profit for the period	23 288	26 677

Adjustments for:
Depreciation and amortization	41 080	40 669
Finance income	(3 005)	(4 763)
Finance costs	16 057	12 609
Income tax expense	6 720	6 649
Currency exchange gain	(3 270)	(107)
Change in fair value of financial instruments	179	(91)
Amortization of deferred connection fees	(491)	(569)
Share of the profit of associates	(442)	(839)
Inventory obsolescence expense	621	86
Allowance for doubtful accounts	1 131	1 483
Change in provisions	6 317	4 752
Other non cash items	(793)	(294)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(7 458)	(4 824)
Decrease/(increase) in inventory	950	(2 516)
Decrease/(increase) in VAT receivable	461	(1 599)
Decrease in advances paid and prepaid expenses	843	3 113
(Decrease)/Increase in trade and other payables and other current liabilities	(3 337)	2 103
—
Dividends received	1 181	1 471
Income taxes paid	(2 960)	(4 207)
Interest received	2 081	2 062
Interest paid (net of interest capitalised)	(15 479)	(9 849)
Net cash provided by operating activities	63 674	72 016

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(25 545)	(40 921)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine and 4G licenses in Russia)	(14 126)	(12 720)
Purchases of 4G licenses in Russia/3G licences in Ukraine	(2 598)	(7 044)
Proceeds from sale of property, plant and equipment and assets held for sale	1 300	1 326
Purchases of short-term investments	(4 891)	(28 790)
Proceeds from sale of short-term investments	22 040	4 422
Purchase of other investments	(2 591)	(39 867)
Proceeds from sale of other investments	2	97
Investments in associates	(1 326)	—
Net cash used in investing activities	(27 735)	(123 497)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows under capital transactions with related parties	3 063	4 252
Loan principal paid	(26 035)	(9 009)
Proceeds from loans	1 036	43 818
Repayment of notes	(17 904)	(479)
Notes and debt issuance cost paid	—	(1 213)
Finance lease principal paid	(168)	(224)
Dividends paid	—	(82)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(1 034)	—
Other financing activities	—	5
Net cash (used in)/provided by financing activities	(41 042)	37 068

Effect of exchange rate changes on cash and cash equivalents	(3 405)	(2 924)

NET DECREASE IN CASH AND CASH EQUIVALENTS:	(8 508)	(17 337)

CASH AND CASH EQUIVALENTS, at beginning of the period, including cash and cash equivalents within assets held for sale of 156 as of January 1, 2015	33 464	61 566

CASH AND CASH EQUIVALENTS, at end of the period	24 956	44 229
Less cash and cash equivalents within assets held for sale	—	(109)
CASH AND CASH EQUIVALENTS, at end of the period	24 956	44 120

Group Financial Results For The Second Quarter 2016 Investor conference call – August 18, 2016 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Finance, Investments and M&A Vasyl Latsanych Vice President, Strategy and Marketing Kirill Dmitriev Vice President, Sales and Services

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor

FINANCIAL & CORPORATE HIGHLIGHTS Key period highlights: 3D Strategy Group financial highlights: revenue Group financial highlights: adjusted OIBDA Group financial highlights: net profit Group mobile subscriber base dynamics Group capital expenditures Group debt at the end of Q2 2016 Group balance sheet and net debt Outlook for 2016 Dividend payout KEY FINANCIAL & OPERATING RESULTS Russia financial highlights Russia fixed financial and operating indicators Russia retail network Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Belarus financial highlights & operating indicators APPENDIX Table of contents

4 FINANCIAL & CORPORATE HIGHLIGHTS

Key Period Highlights: 3D Strategy DATA: Growth in a challenging macroeconomic environment Increase in Group revenue through service revenue growth and handset sales despite volatility throughout markets Expansion of LTE networks throughout Russia and development of 3G network throughout Ukraine DIFFERENTIATION: Focus on a unique customer value proposition Leading proprietary retail network of over 5,700 stores in Russia Y-o-Y increase in sales of handsets to push customer data adoption, attract higher-quality customers and focus more sales through MTS-owned retail network Gains in market share in B2C broadband and pay-TV markets in Moscow through completion of GPON project DIVIDENDS: Efficiency and value creation MTS paid out dividends for FY2015 in the amount of RUB 28.0 bln or RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR). The Board of Directors recommended that the Extraordinary General Meeting of shareholders (“the EGM”) approve semi-annual dividends of RUB 11.99 per ordinary MTS share (RUB 23.98 per ADR), or a total of RUB 23.96 bln, based on H1 2016 financial results +5.3% +3.3% -4.3% +3.2% +3.7% +38.7% +0.1% 42.7 40.9 Q2 2015 Q2 2016 Group OIBDA (RUB bln ) Q2 2015 Q2 2016 Mobile Business in Russia (RUB bln ) 83 .3 80 .4

Strong Y-o-Y revenue growth due to: Strategic focus on increasing handset sales through aggressive pricing and expanded retail footprint Growth in traffic consumption and expansion of our active subscriber base in Russia as a result of pricing and retail strategy Expansion of 3G services in Ukraine Y-o-Y revenue growth was slowed down due to roaming revenue performance, which results from the declined traffic usage Total Group Revenue (RUB bln) +2.5% +5.3% Stable Group Financial Highlights: Revenue Q2 2016 Q2 2015 *Not including eliminations Total Group Revenue Breakdown* +6.6% 64% 14% 1% 10% 6% 2% 2% 1% Russia mobile service Russia fixed line Russian Integration Sales of goods Ukraine Armenia Uzbekistan Turkmenistan 69% 14% 7% 6% 2% 1% 1% Russia mobile service Russia fixed line Sales of goods Ukraine Armenia Uzbekistan Turkmenistan 202.9 216.2 H1 2015 H1 2016 0% - 33% - 35% - 32% - 31% Q2 2014 Q2 2015 Q2 2016 Change in Roaming Traffic Voice usage (min) SMS usage

Russia Period decline in Adjusted OIBDA due to: Lower calling activity in Russia, coupled with lower roaming activity of MTS subscribers, due to macroeconomic volatility; Increased roaming and international calling costs, due primarily to currency volatility; Higher contribution from lower-margin sales of handsets in Russia to the revenue mix; Build out of the retail chain in Russia to migrate feature-phone users to smartphones and attract new active voice and data users; Greater advertising and marketing expenses in response to competitive activity; and Decline partially compensated by increased revenue from value-added and data-based services *Adjusted for provision for cash balances deposited in distressed Ukrainian banks in the amount of RUB 1.7 bln in Q1 2015, and for impairment of goodwill in Armenia in the amount of RUB 3.5 bln in Q4 2015 +0.7 -2.0 Total Group Adjusted OIBDA* and OIBDA Margin (RUB bln) +3.4% -4.3% -1.0% Total Group Adjusted OIBDA: Factor Analysis Group Financial Highlights: Adjusted OIBDA -0.3 +0.6 -0.1 +0.1 -2.2% Q2 2015 Q2 2016 -0.8 41.3 42.7 48.0 43.5 41.3 40.9 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 41.2% 41.6% 41.7% 38.4% 38.2% 37.8% 84.0 82.2 H1 2015 H1 2016 41.4% 38.0%

Net profit on y-o-y basis in Q2 2016 impacted by: OIBDA dynamics Lower non-cash FOREX gain due to currency volatility Accelerated interest expense due to repurchase of USD 267 mln of outstanding 2020 Eurobond Notes MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group Total Group Net Profit and Net Profit Margin (RUB bln) +56.8% -47.0% -37.6% Group Financial Highlights: Net Profit -1.8 Total Group Net Profit: Factor Analysis +1.3 -0.9 -0.6 -0.8 -3.1 -15.7% +0.5 -2.6 10.9 17.1 14.4 7.1 14.5 9.1 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 17.1 9.1 Q2 2015 OIBDA Depreciation & Amortization Accelerated Interest expense (Eurobonds 2020 repurchase) Net Interest income Change in non-cash FOREX Tax expense Foreign subsidiaries Other Q2 2016 Q 2 201 Q 2 201 28.0 23.6 H1 2015 H1 2016 13.8% 10.9% 10.9% 16.6% 12.5% 6.3% 13.4% 8.4%

In Russia, MTS continues to attract and retain high-quality subscribers by: Promoting innovative tariff plans; Emphasizing sales through proprietary retail channels; Best-in-class customer service aimed at enhancing customer experience; and Market-leading products and services, like low-priced, high quality smartphones and applications to enhance communications, e-commerce and other Internet-based services. MTS sustains its active subscriber base through: Best-in-class customer service Market-leading network performance Tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans Subscribers (mln) Q2 2015 Q1 2016 Q2 2016 Y-o-Y, % Change Q-o-Q, % Change Total Mobile 105.3 108.3 109.0 +3.5% +0.7% Russia 75.4 77.3 77.8 +3.2% +0.7% Ukraine* 20.3 20.7 20.8 +2.6% +0.6% Armenia 2.1 2.1 2.1 - - Turkmenistan 1.6 1.6 1.6 - - Uzbekistan 0.6 1.3 1.4 +117.1% +8.5% Belarus** 5.3 5.3 5.3 - - *Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group Mobile Subscriber Base Dynamics

In 2016, MTS plans to reduce CAPEX from RUB 96 bln to around RUB 85 bln due to following factors: End of build-out of GPON in Moscow Incremental build-out of LTE, which is currently present in all of Russia’s regions Lower Y-on-Y 3G CAPEX in Ukraine CAPEX (RUB mln) As % of Sales CAPEX (RUB mln) As % of Sales Russia* 79,619 20.4% 35,306 18.2% Ukraine** 12,427 44.1% 3,155 20.8% Armenia 1,371 15.2% 281 6.6% Turkmenistan 500 9.8% 63 2.3% Uzbekistan 2,195 47.6% 867 20.1% Group** 96,111 22.3% 39,671 18.3% 2015 H1 2016 * Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016 ** Excluding costs of RUB 7.0 bln related to the acquisition of a 3G license in 2015 in Ukraine Group Capital Expenditures CAPEX – 2015 vs 2016 YTD (RUB mln) 39,671 H1 2016 ~85,000 96,111 2015

Stable debt repayment schedule provides greater flexibility in managing liquidity, meeting obligations, while providing adequate cash flows for both debt obligations and shareholder remuneration strategy Total Group debt was reduced due to: Repurchase of USD 267.4 mln of 2020 Eurobonds Amortized debt repayments, including a repayment to Sberbank in the amount of RUB 5 bln. High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength 99% ruble-denominated net debt position USD-denominated debt balanced by on-going hedging activities, USD/EUR-denominated short-term investments and long-term deposits **Including financial leasing and including FOREX hedging in the amount of $488.1 mln as of Q2 2016 Gross/Net Debt Composition by Currency, Q2 2016** 2% 79% 19% 43% 57% Bonds 8 series and BO-01 ruble bonds contain put options that as of June 30, 2016, MTS expected to be exercised in November 2016 and March 2018, respectively Debt Repayment Schedule (RUB bln) Total Group Debt* = RUB 274.5 bln *Net of financial leasing and unamortized debt issuance cost adjustment, as of June 30, 2016 Weighted Ave Interest Rate Gross debt Net debt Net Debt Factor Analysis by Currency (RUB bln) Group Debt at The End Of Q2 2016 99% 1% 73% 27% USD/ EUR RUB/other local currencies 7.7% 8.7% 5.1% 6.4% 8.1% 1.6% Gross debt Net debt USD/ EUR RUB Total 208.0 3.7 1.4 2.5 12.4 188.0 77.5 16.2 26.6 27.9 5.1 1.7 Gross debt** Cash Short term investments Long term deposits Fair value of hedge Cash collateral from bank under hedging derivatives transactions Net debt RUB/other local currencies USD/EUR

Net debt/LTM Adjusted OIBDA remained stable at 1.1x Short-term investments include mostly USD-denominated deposits while long-term deposits are all USD-denominated Balance sheet (RUB mln) As of March 31, 2016 As of June 30, 2016 Total debt* 316,891 285,452 Short-term debt 46,273 49,586 Long-term debt 270,618 235,866 Cash and cash equivalents 44,389 24,956 Short-term investments 30,961 27,978 Long-term deposits 28,886 30,409 Fair value of hedge 14,636 12,369 Net debt** 198,019 189,740 LTM Adjusted OIBDA 175,515 173,678 Net debt/LTM Adjusted OIBDA 1.1x 1.1x *Including finance lease obligations **Adjusted for the effects of hedging of non-ruble denominated debt Net Debt (RUB bln) Group Balance Sheet And Net Debt

Outlook For 2016

Total Group Revenue Trend



+6.6%
+5.1%
H1 2015
H1 2016

Revised Group Revenue Forecast*
(in RUB bln)



2% - 3%
426.6
2015
2016E

Total Group Adjusted OIBDA Trend



-2.2%
-4.3%
H1 2015
H1 2016

Revised Group Adj. OIBDA Forecast*
(in RUB bln)



- 4%
177.0
2015
2016E

Impact from UMS operations
Growth rate including UMS operations
Growth rate excluding UMS operations

* excluding UMS LLC on the basis of its anticipated deconsolidation from Group financial statements from Q3 2016

GROUP REVENUE: For 2016, MTS amends its Group revenue outlook to 2-3% growth, due to disposal of UMS LLC and expected full deconsolidation of UMS's financial results in Q3 2016 and other factors:

- Subscriber growth in Russia;
- Rising data usage and sustained data adoption in Russia and Ukraine;
- Increased sales of handsets in Russia; and
- Rising share in Moscow B2C broadband/pay-TV markets.

GROUP OIBDA: MTS is compelled to revise its outlook on adjusted Group OIBDA growth to -4% due primarily to the sale of UMS LLC as well as other factors:

- Sustained competitive pressures in the Russian distribution market and the Company's strategic efforts to sustain market share;
- The build-out of 3G in Ukraine and non-market factors impacting our profitability;
- Developments in foreign subsidiaries; and
- Macroeconomic developments and currency volatility throughout our markets of operation.

GROUP CAPEX: MTS aims to reduce FY2016 CAPEX to RUB 85 bln

In accordance with IFRS 5 disclosure requirements, from Q3 2016 the Group shall present financial results in a manner that enables users of the financial statements to evaluate the effects of discontinued operations. Results of discontinued operations shall be excluded from the results of continuing operations and presented separately as a single amount in the statement of comprehensive income.

MTS You know that you can!
13

PAYOUT IN 2016 The Board of Directors recommended that the Extraordinary General Meeting of shareholders (“the EGM”) approve semi-annual dividends of RUB 11.99 per ordinary MTS share (RUB 23.98 per ADR), or a total of RUB 24.0 bln, based on H1 2016 financial results. MTS already paid out RUB 28.0 bln or RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR) based on FY2015 results. SHAREHOLDER REMUNERATION POLICY The Board of Directors confirmed the Company’s new dividend policy Under the new dividend policy, management sets a target payout of RUB 25.0 – 26.0 per ordinary MTS share (RUB 50.0 – 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The new policy will cover 2016 – 2018; Payments will continue to be made on a semi-annual basis. In addition, the Board has tasked management to consider the advisability of a share repurchase program as further way to create increased shareholder value. As part of such a program, the Group could allocate up to RUB 30 bln to be spent over the next three years on the repurchase of shares. Such a program would require further approvals by the Board. Dividend History (RUB bln) Dividend Payout 15.4 14.5 14.7 19.8 24.8 25.2 14.0 Dividend Per Share (RUB) Target DPS: RUB 25 - 26 30.7 30.0 30.4 30.2 38.4 40.4 28.0 10.8 12.8 11.6 2010 2011 2012 2013 2014 2015 2016 41.0 51 .2 52 .0 52.0

15 KEY FINANCIAL & OPERATING RESULTS

Y-o-Y revenue growth driven by: Higher usage of data and messaging products Increased data adoption among subscribers Quality subscriber additions Strong sales of handsets Total Russia Revenue (RUB bln) Russia Financial Highlights +4.3% +3.3% Revenue segment Q1 2015 Q2 2015 Q2 2015 vs Q1 2015 Q1 2016 Q2 2016 Q2 2016 vs Q1 2016 Q2 2016 vs Q2 2015 H1 2015 H1 2016 H1 2016 vs H1 2015 Mobile 70.5 72.7 +3.2% 71.1 72.8 +2.3% +0.1% 143.3 143.9 +0.5% Fixed line 15.3 15.7 +2.5% 15.4 15.3 -0.7% -2.8% 31.0 30.6 -1.3% Sales of goods 6.3 7.6 +21.6% 10.7 10.6 -1.4% +38.7% 13.9 21.3 +53.3% Integrated services - - - 2.5 1.3 -49.5% - - 3.8 - +1.2% +4.9% Y-o-Y decline in fixed-line revenue attributed to lower activity and number of subscribers of telephony services 90.4 94.3 103.9 102.5 96.3 97.4 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 184.8 193.7 H1 2015 H1 2016

Y-on-Y OIBDA decline due to: Expansion of the retail footprint; Aggressive smartphone pricing strategies; Impact of ruble volatility on costs denominated in foreign currencies, including international roaming and calling; and Inflationary pressure among certain SG&A costs Russia Financial Highlights Total Russia OIBDA and OIBDA Margin (RUB bln) +8.1% -3.7% +2.9% Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Subscribers, mln 74.5 75.4 76.9 77.3 77.3 77.8 Total minutes, bln min 82.1 87.3 88.1 89.6 86.4 90.3 Total smartphone data, Tb 55,764 59,879 75,085 97,057 112,417 119,338 Smartphone penetration, % 43.6 44.9 47.4 48.4 50.3 51.1% Mob. Int. penetration, % 45.2 42.9 43.9 47.2 46.8 46.9% -1.4% 38.2 41.2 44.5 41.1 38.6 39.7 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 42.2% 43.7% 42.8% 40.1% 40.1% 40.8% 79.4 78.3 H1 2015 H1 2016 43.0% 40.4%

B2C Sustained Y-o-Y improvement in B2C revenue attributable to growth in B2C Internet and pay-TV subscriber base in Moscow and the regions, as well as success in upselling existing customers through network modernization Y-o-Y fixed-line growth in B2C reflects the success of GPON project together with the development in Pay-TV market in Moscow in Q2 2016*: B2C broadband market share: 31.7% (Q1 2016: 31.3%) B2C Pay-TV market share: 27.9% (Q1 2016: 26.1%) Subs (by type, thou) Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Fixed telephony 3,601 3,571 3,540 3,503 3,472 3,439 Internet 2,436 2,486 2,537 2,630 2,680 2,720 TV 2,719 2,730 2,741 2,745 2,745 2,750 GPON subs 1,183 1,279 1,365 1,504 1,598 1,620 Fixed Line Revenue (RUB bln) +0.1% +4.8% +0.3% -5.6% -1.0% -0.4% *Direct Info, IKS Consulting Russia Fixed Financial And Operating Indicators B2B+ B2G+ B2O +0.8% -3.2% 7.9 8.3 7.7 8.0 7.8 7.8 7.4 7.4 7.4 7.5 7.5 7.5 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 16.1 15.6 14.9 15.0 H1 2015 H1 2016

Smartphones Sales and Penetration MTS Retail Network At the end of Q2 2016, MTS’s retail network comprised 5,838 stores In H1 2016, smartphones accounted for 67% of phones sold in MTS stores in units LTE smartphones accounted for around 50% of smartphones in units sold in the MTS retail chain Beginning in Q2 2015, MTS reduced prices on all models of smartphones sold in its retail chain in order to: Counteract competitors’ efforts to markedly increase their share of distribution in the market Attract higher-value customers, including customers migrating from voice to data or bundled tariffs Drive further migration to higher-value tariffs and data plans As a result, we registered almost 50% Y-o-Y increase in the number of smartphones sold, while total smartphone penetration on our network reached 51% Handsets and Accessories Sales and Gross Margin MTS Retail Expansion (# of stores) 88% 91% 92% 63% 69% 67% 42% 48% 51% 2014 2015 H1 2016 Sales of smartphones through MTS retail as % of total handsets sold in RUB (period average) Sales of smartphones through MTS retail as % of total handsets sold in units (period average) Smartphones penetration as % of all mobile phones on MTS network (eop) 9.220 6.258 7.607 12.615 13.652 10.063 9.538 20.6% 30.7% 11.9% 10.2% 9.1% 11.0% 10.1% 0.0% 50.0% 100.0% - 5.000 10.000 15.000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Handsets & accessories sales, RUB mln Gross margin 4.245 5.166 5.700 2014 2015 H1 2016

Year-over-year revenue impacted by: Intensive data traffic growth, due to the widespread 3G roll-out; An increase in bundled voice and data subscribers; A partial re-pricing of tariffs; and Growth of international interconnect revenues. OIBDA decrease driven by: Higher international roaming and international calling expenses; Lower revenue from national interconnect as rates declined by 33% during the period; Higher advertising and marketing expenses due to launch of Vodafone-branded products; Higher dealer commissions; and Macroeconomic factors and on-going volatility. Total Ukraine Revenue (UAH mln) Ukraine Financial Highlights -8.1% +13.5% -0.6% Total Ukraine Adjusted OIBDA* and OIBDA Margin (UAH mln) -23.9% -12.2% +3.0% * Adjusted for provision for cash balances deposited in distressed Ukrainian banks in the amount of UAH 648 mln in Q1 2015 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Subscribers, mln 20.3 20.3 20.3 20.4 20.7 20.8 Total minutes, bln min 30.7 30.4 30.3 31.9 32.6 31.9 +9.0% -25.2% 2,631 2,419 2,572 2,405 2,761 2,745 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 1,238 942 1,048 885 803 827 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 47.0% 38.9% 40.8% 36.8% 29.1% 30.1% 5,050 5,506 H1 2015 H1 2016 2,180 1,630 H1 2015 H1 2016 43.2% 29.6%

Revenue trends reflect lower overall voice activity due to macroeconomic issues, as well as increased data substitution for international dialing and lower on-net pricing on V&D tariff OIBDA trend reflects decline in revenues, including decreased revenues from roaming and international calling Total Armenia Revenue (AMD bln) Armenia Financial Highlights +9.2% -18.6% +6.3% Total Armenia Adjusted OIBDA* and OIBDA Margin (AMD bln) +4.2% -30.0% +5.8% Adjusted for impairment of goodwill in the amount of AMD 24.4 bln in Q4 2015 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Subscribers, thou 2,117 2,110 2,127 2,115 2,099 2,106 Total minutes, mln min 3,154 3,398 3,461 3,393 3,206 3,463 -17.5% -30.5% 16.9 18.5 19.3 16.5 14.2 15.0 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 8.1 8.5 10.0 7.6 5.6 5.9 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 35.4 29.2 H1 2015 H1 2016 16.6 11.6 H1 2015 H1 2016 47.0% 39.6% 48.1% 45.9% 51.7% 46.3% 39.7% 39.5%

Y-o-Y revenue decline due to lower tariff pricing and lower revenues from content Y-o-Y decline in OIBDA due to higher payroll and network costs Total Turkmenistan Revenue (TMT mln) Turkmenistan Financial Highlights -0.6% -7.5% -1.8% Total Turkmenistan OIBDA and OIBDA Margin (TMT mln) +3.1% -17.2% -7.5% Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Subscribers, thou 1,675 1,623 1,612 1,610 1,621 1,610 Total minutes, mln min 2,567 2,549 2,481 2,414 2,278 2,339 -7.0% -12.5% 71.9 71.5 74.6 75.0 67.3 66.1 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 25.9 26.7 29.3 28.5 23.9 22.1 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 143.4 133.4 H1 2015 H1 2016 52.6 46.0 H1 2015 H1 2016 36.7% 34.5% 36.0% 37.4% 39.3% 37.9% 35.5% 33.4%

Y-o-Y improvement in topline attributable to: An increase in data revenues attributable to the Company’s success in increasing smartphone penetration and customer migration to bundled tariff plans Stronger pricing for data and voice usage Rising sales of handsets as the Company focused on stimulating sales of smartphones Launch of LTE services OIBDA margin was badly impacted due to increased share of revenues from lower-margin sales of goods Total Belarus Revenue (BYR bln) Belarus Financial Highlights +10.9% +24.3% +8.7% Total Belarus Adjusted OIBDA* and OIBDA Margin (BYR bln) +5.2% +12.4% +11.1% *OIBDA adjusted in Q1 2015 for reserves due to investments in distressed Delta Bank in the amount of BYR 69.69 bln Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Subscribers, mln 5.3 5.3 5.3 5.3 5.3 5.3 Total minutes, bln min 7.1 7.4 7.5 7.4 7.1 8.0 +25.5% +9.5% 1,174 1,302 1,440 1,542 1,489 1,619 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 640 673 673 700 681 757 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 54.5% 51.7% 46.7% 45.4% 45.7% 46.8% 2,477 3,108 H1 2015 H1 2016 1,314 1,438 H1 2015 H1 2016 53.0% 46.3%

24 APPENDIX

Definitions & reconciliations

In 2010, the Russian State Duma enacted a law requiring Russian companies, which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the Financial Year ended December 31, 2015. To conform to this requirement, the Group prepared its financial statements for the Financial Year Ended December 31, 2015 with comparable data for the Financial Year ended December 31, 2014 under IFRS.

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating profit before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating profit when there were significant excluded one off effects. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2015						Q1 2016						Q2 2016					
RUB mln	Group	RUS	UKR	ARM	TUK	UZB	Group	RUS	UKR	ARM	TUK	UZB	Group	RUS	UKR	ARM	TUK	UZB
OPERATING PROFIT/(LOSS)	18,876	23,481	1,158	(3,122)	330	(1,163)	21,031	21,599	795	120	278	(607)	20,053	21,954	627	136	209	(447)
Add: Loss from impairment of goodwill in Armenia	3,516	-	-	3,516	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ADJUSTED OPERATING PROFIT/(LOSS)	22,392	23,481	1,158	394	330	(1,163)	21,031	21,599	795	120	278	(607)	20,053	21,954	627	136	209	(447)
ADD: D&A	21,104	17,634	1,390	656	209	1,228	20,248	16,984	1,557	737	232	760	20,832	17,752	1,530	681	207	667
ADJUSTED OIBDA	43,495	41,115	2,548	1,050	538	65	41,279	38,583	2,351	857	510	154	40,885	39,706	2,157	817	416	220

MTS You know that you can!

Definitions & reconciliations Q4 2015 Q1 2016 Q2 2016 Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB OPERATING MARGIN 16.7% 22.9% 16.7% n/a 23.4% n/a 19.5% 22.4% 9.9% 5.6% 19.4% n/a 18.5% 22.5% 8.8% 6.6% 16.8% n/a Add: Loss from impairment of goodwill in Armenia 3.1% - - 154.9% - - - - - - - - - - - - - - ADJUSTED OPERATING MARGIN 19.8% 22.9% 16.7% 17.4% 23.4% n/a 19.5% 22.4% 9.9% 5.6% 19.4% n/a 18.5% 22.5% 8.8% 6.6% 16.8% n/a ADD: D&A 18.6% 17.2% 20.0% 28.9% 14.8% 61.1% 18.7% 17.6% 19.5% 34.2% 16.2% 34.1% 19.3% 18.2% 21.4% 32.9% 16.6% 31.9% ADJUSTED OIBDA MARGIN 38.4% 40.1% 36.7% 46.3% 38.1% 3.2% 38.2% 40.1% 29.4% 39.7% 35.6% 6.9% 37.8% 40.8% 30.1% 39.5% 33.4% 10.5%

Definitions & reconciliations RUB mln As of Mar 31, 2016 As of June 30, 2016 Current portion of LT debt and of finance lease obligations 46,273 49,586 LT debt 259,968 225,569 Finance lease obligations 10,650 10,297 Total debt 316,891 285,452 Less: Cash and cash equivalents 44,389 24,956 ST investments 30,961 27,978 LT deposits 28,886 30,409 Effects of hedging of non-ruble denominated debt 14,636 12,369 Net debt 198,019 189,740 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with IFRS. RUB mln For six months ended June 30, 2015 For six months ended June 30, 2016 Net cash provided by operating activities 72,016 63,674 Less: Purchases of property, plant and equipment (40,921) (25,545) Purchases of intangible assets* (12,720) (14,126) Proceeds from sale of property, plant and equipment 1,326 1,300 Investments in and advances to associates - (1,326) Free cash flow 19,701 23,977 Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. *Excluding purchases of 3G license in Ukraine in the amount of RUB 7.0 bln in Q1 2015 and 4G license in Russia in the amount of RUB 2.6 bln in 2016

Definitions & reconciliations Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for iPad: http://goo.gl/oRuyqk Contact information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 18, 2016